Filed by ViroLogic, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: ACLARA BioSciences, Inc.

Commission File No. 333-116981

In connection with a proposed merger with ACLARA BioSciences, Inc., ViroLogic, Inc. (“ViroLogic”) filed a registration statement on Form S-4 (File No. 333-116981) with the Securities and Exchange Commission on June 30, 2004, as amended on August 25, 2004. The registration statement includes a joint proxy statement of ACLARA BioSciences, Inc. (“ACLARA”) and ViroLogic for a meeting of ACLARA’s stockholders to consider and vote upon the proposed merger and for a meeting of ViroLogic’s stockholders to consider and vote upon the issuance of shares of ViroLogic in the proposed merger and an amendment to ViroLogic’s certificate of incorporation. The registration statement when finalized and declared effective will also serve as a prospectus of ViroLogic with respect to the shares and contingent value rights of ViroLogic to be distributed to stockholders of ACLARA pursuant to the merger.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS MAY BE AMENDED FROM TIME TO TIME, BECAUSE IT CONTAINS IMPORTANT INFORMATION ABOUT VIROLOGIC, ACLARA, THE MERGER AND RELATED MATTERS.

Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by the companies at the SEC’s web site at http://www.sec.gov.

In addition to the joint proxy statement/prospectus, both ViroLogic and ACLARA file annual, quarterly and special reports, proxy statements, registration statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by ViroLogic or ACLARA at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. ViroLogic’s and ACLARA’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

ViroLogic, ACLARA and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of ViroLogic and ACLARA with respect to the transactions contemplated by the merger agreement. A description of any interests that ViroLogic’s or ACLARA’s directors and executive officers have in the proposed merger will be available in the joint proxy statement/prospectus. Information regarding ViroLogic’s officers and directors is included in ViroLogic’s 10-K/A filed with the Securities and Exchange Commission on April 23, 2004. Information regarding ACLARA’s officers and directors is included in ACLARA’s 10-K/A filed with the Securities and Exchange Commission on April 29, 2004.

On September 20, 2004, ViroLogic conducted an investment community conference call that was simultaneously webcast. Attached is the transcript from the conference call:

FINAL TRANSCRIPT

Conference Call Transcript

VLGC - ViroLogic, Inc. at Merriman Curhan Ford & Co. Investor Summit 2004…Grow With Us

Event Date/Time: Sep. 20. 2004 / 8:30AM PT

Event Duration: N/A

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FINAL TRANSCRIPT

VLGC - ViroLogic, Inc. at Merriman Curhan Ford & Co. Investor Summit 2004…Grow With Us

CORPORATE PARTICIPANTS

Bill Young

ViroLogic - Chairman and CEO

PRESENTATION

Bill Young - ViroLogic - Chairman and CEO

Good morning, everyone. Thanks for Sean for inviting ViroLogic to come and speak at the conference. And, as Sean said, we are in the middle of a merger with ACLARA BioSciences, so I’ll talk a little bit about ViroLogic’s business and a little bit about the potential of ACLARA’s technology for the combined company in cancer and other disease areas.

Some safe harbor statements that relate to the merger - I’ll also talk a little bit about the merger at the end.

ViroLogic was a company founded in the mid ’90s, about ’95. It went public in 2000. But - and it’s main mantra then was to look at technologies in viral disease for the treatment of patients with multiple drugs to try to sort out which patients are more likely to respond to which drugs. So a very early version of what now is becoming more fashionable in individualized medicine.

But right from the beginning, we felt that the model that we were developing in viral disease would apply to other disease areas as healthcare developed. And I’ll talk a little bit about why I think the timing is showing that that now is true. So the mission of looking at diseases other than viral disease was really a part of our mantra from very early times.

Now, currently, the company is a market leader in HIV drug resistance testing. We also are the partner of choice for drug development, so our technologies are used for development of new antiviral drugs, and I’ll talk a little bit about the activity in that area, but it’s quite substantial.

We have provided all of the testing and development of drugs that have been approved for HIV in the last five years, and we have at least 50 companies, probably more than 50 companies, who are partners of ours for HIV drug development, and then a number of government and research institutes are also partners.

In the cancer market, we have a novel technology that I’ll explain a little bit more about as the presentation goes on, the eTag technology. But it’s going to open up a significant opportunity for the combined company. By leveraging what we’ve already built at ViroLogic, the experience and the former relationships that we have, we’ll be able to apply this technology to the cancer area, and I’ll tell you why that’s so exciting and so important.

Now, personalized medicine, or individualized medicine, has the potential to benefit a lot - most of the stakeholders in the healthcare system. First of all, if you can pick the patients who are more likely to respond to a given treatment, you’re going to benefit the patient. And, in the end, all the things we do should have patient

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FINAL TRANSCRIPT

VLGC - ViroLogic, Inc. at Merriman Curhan Ford & Co. Investor Summit 2004…Grow With Us

benefit in mind. Second of all, the physicians are going to benefit, because they’re going to have data to be part of their decision on how to treat a given patient.

Pharmaceutical companies will benefit, because they’ll be able to do clinical trials on drugs that might not be approved otherwise, if you didn’t have a way of selecting patients and enriching the patient population for efficacy. And the drugs are going to be more effective with better economics. They’ll also potentially be able to use drugs sooner in a design paradigm if you could pick those patients early. And, lastly, payers are going benefit because they have a great interest in matching efficacy with individual patients with individual drugs. A lot of the new drugs in oncology are very, very expensive.

So, back to the infrastructure that we have at ViroLogic. There’s a proven product development capability at ViroLogic. We also have a clinical reference laboratory in operation just South of here, in South San Francisco, that does about 40,000 resistance tests a year. There is extensive quality assurance and data reporting and management and talented staff, et cetera, at this physical facility. We also at ViroLogic have a sales and marketing organization that takes our technology directly to physicians and talks with physicians about how the technologies are used and trains them.

Actually, this weekend, we just had one of probably a dozen or so drug resistance forums that we hold around the country for physician-providers, helping them to understand how to use the various technologies in resistance testing, and these questions are quite exciting and quite beneficial. Lots of relationships with drug companies. Some of you may know that Pfizer is an equity investor in ViroLogic, having made that investment back in 2002. And they did it because they knew they were going to be a big player in HIV and they wanted to be sure that they had a hand in technologies that were going to be important to them, and that relationship has been a very good one ever since.

And then in terms of reimbursement, we’ve worked very actively over the last four or five years to make sure that ViroLogic’s products in HIV are paid for by the various payers, so that’s largely established, now.

ViroLogic currently markets three major products, with a fourth that’s an add-on that I think will be important in the future. And the purpose of this is to talk a little bit about the kind of price points that we see for ViroLogic’s current technology. PhenoSense was the foundation proprietary technology for the company. It’s basically a way of measuring directly whether patient viruses are susceptible to certain drugs, basically all of the drugs that are available, and it sells for about $1,000 per test for that individual patient’s virus.

GeneSeq is a genotypic test, about $500, which allows the physician to see what specific mutations in the patient’s virus are being carried that give rise to drug resistance. And our most popular product is actually the combination of the two, putting phenotyping and genotyping together and providing an interpretation for physicians when the interpretation from both tests would disagree, which is frequent, and then helping a physician understand how to use these. So that’s PhenoSense GT.

And then we have another measurement that comes out of the phenotypic technology called Replication Capacity, which is a measure of viral fitness. And the way you think about that is that the virus, it’s been learned over the last few years, the virus tends to give up some of its replication ability when it accumulates mutations from selective pressure for drugs. We believe that will be an important predictive measure, and the studies that have been done so far show that if you have a low replication capacity, your progression to AIDS will be much slower than if you have a high replication capacity down the road.

And so it’s another marker physicians potentially could use to decide how aggressively to treat a given patient’s HIV. What we’re doing now is developing much additional clinical data to go with that measurement to show that in addition to the four or five studies that have been published so far, that this indeed is a practical tool.

This is the slide, I think, that shows a bit about where we’d like to operate as ViroLogic. If you look at the X-axis, this is time, and the Y-axis - you can think about that as complexity of technology or more sophisticated technology. And we like to be in the colored side on the right, where there’s a lot more value added to each of the assays and technology that we provide.

And I’ve already mentioned the phenotyping combination in Replication Capacity. We also did - there’s a whole new class of drugs being developed in HIV - entry inhibitors. These are drugs that in various ways inhibit the ability of the virus to enter the cell. The first of those was Fuzeon, which was the Roche-Trimeris product approved last year, and we did all the testing for that drug. And there are many more in development, with various mechanisms. And the resistance testing that we’ve developed for those, for fusion inhibitors, will be useful for those drugs.

And also for tropism, it turns out the virus uses a couple of different windows to enter the cell, co-receptors, and it’s important to know which one of these co-receptors the patient’s virus is using, because the new drugs are inhibitors to one of the co-receptors. So this is an assay called tropism, which we have available also exclusively and are using it with Pfizer and a number of other companies that are studying CCR5 inhibitor drugs, which I’m sure you’ve heard of.

So, at any rate, a lot of things happening on the right-hand side of this graph. That’s really where science-driven cutting-edge technologists like ViroLogic’s live.

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FINAL TRANSCRIPT

VLGC - ViroLogic, Inc. at Merriman Curhan Ford & Co. Investor Summit 2004…Grow With Us

Now, thinking about business models, we really have a fairly straightforward one. We have two revenue streams, major revenue streams. One is from patient testing, so a physician out in the country has a patient failing therapy, they send a sample of that patient’s plasma to ViroLogic. We test it against all the known drugs and provide data back, showing what drugs are effective and which drugs are no longer effective for that patient. And that information goes into the physician’s decisionmaking about what regimens to change to.

All HIV patients are treated with multiple drug combinations now, so this is a fairly common thing. And also HIV is now a chronic disease, where just a few years ago, it was a death sentence. So now you have to think about managing it chronically, making the drugs last as long as you possibly can. So that’s one source of revenue. That’s about two-thirds of our revenue as ViroLogic. The other third comes from using all of these technologies and the new ones that aren’t yet commercially available for drug development. And, again, about 50 companies we’re working with on that side of things.

But if you look at ViroLogic’s revenue, there’s been a nice growth through 2003. If you look at the first half of 2003 and 2004, also nice growth. So we continue to see increasing penetration. Again, about two-thirds from patient testing and about one-third from drug development. We do have a number of grants and sponsored research from drug companies that are in the yellow bar there.

Now, I said that there was a lot of activity in HIV drug development you would think that with 19 approved drugs, that would be pretty saturated and the drug companies would have stopped, but that’s not the case. There are some 60 in development. Over a third of those are in the clinic, and many of those are entering phase III and I think that it’s a fairly robust pipeline. We’ve done work on 80% of the drugs that are in the clinic on this list. So that’s basically a robust future, I think, because a lot of these will turn into phase III products.

Now, getting a little bit into oncology. So, here’s ViroLogic. We have an infrastructure. We want now to leverage that into other disease areas that might be timely and significant. And this now is happening in oncology. If you were at ASCO, or you read some of the reports there, you think about just every day there’s a new article about targeted drugs, how we’re going to pay for them, they’re all very expensive, how we’re going to pick patients.

So the timing for us is very, very good to develop ways of doing this, and that is the intent with the merger that we have underway. Take the infrastructure we have, take the new additions from ACLARA, the eTag technology, and develop some great products for personalized medicine in cancer.

Now, if you think about the demographics of cancer, and I’ll contrast this with HIV in a few minutes. There are about a million new solid-tumor cases each year. About three-quarters of them are in the primary cancers of lung, breast, colon and prostate. Five targeted drugs have been approved, but - and they work very well in 10% or 20% of the patients, and they’re very, very expensive. And cancer is evolving much like HIV did - multiple drug therapies, very expensive, variable patient responses and a demand to try to figure out which patients are most likely to respond to which regimen. And that’s a very close parallel to what happened in HIV.

Here are the five targeted drugs that have been approved. The first of those was Herceptin the late ‘90s, followed by a number of others. Tarceva will probably be approved before the year is out. And, again, you can pick up the paper and look at the drug companies and oncology communities concerned that better technologies need to be developed to assist them in applying these therapies in the absolute best way.

And here is, again, a little bit of a picture about why that is. So they’re very effective in 10% or 20% of the patients, but we don’t really know which 10% or 20% now, and so what do we do? Do we treat all 10 to help two? That provides additional toxicity and it actually closes out some options for patients who don’t respond, and obviously costs the healthcare system. So the whole idea here would be, let’s find better ways to pick the patients to be used in these drugs.

It’s also very appropriate for clinical trial work. This may seem obvious, but here’s an example. So, Herceptin was approved in the late ‘90s, ‘97 or ‘98. There is a very simple protein test that’s used to stratify women - this is a drug for breast cancer - who might respond to this, called the DAKO HC test, and it was used during the clinical trials for Herceptin.

If you look at the number of patients, there were 470 patients. They had about a 50% response rate. They had to be followed for 1.6 years. They had a good p-value, and they got expedited approval back in the late ‘90s. Let’s assume - do a calculation - that if you didn’t have the test, how would that have looked? This is courtesy of Genentech, but 2,200 patients would have been required. You’d have had a 10% response rate. You probably never would have gotten approval.

So the idea of picking the right patients for a given therapy and making sure that you have enough statistical power to generate approval for your drugs can be very important going forward. Now, Herceptin, that was a very simple protein test that just looks at the quantity of HER-2/neu, one of the GF receptor family, and relate that to outcome. If it can have that kind of effect, you have to think about biology being a lot more complicated than just quantification of a single receptor protein.

Technologies that are going to do this effectively are going to need to be able to look at complexes. Dimers, other proteins that are indicative of pathways turned on. So cancer biology is a lot more complicated. And this is expected to be a unique capability of the

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FINAL TRANSCRIPT

VLGC - ViroLogic, Inc. at Merriman Curhan Ford & Co. Investor Summit 2004…Grow With Us

eTag technology - really the ability to look at any protein complex, protein, signaling protein, et cetera, in patient samples to be able to sort through what the most effective drug is likely to be.

If you think about - and these are potential advantages that we believe will be proven out as the technologies are developed. Further, for the eTag system. But the first issue is they need to work on formalin-fixed paraffin-embedded tissues. These are the blocks that are formed on each tumor sample, and 90% of all tumors are actually stored that way, probably 95%. So your assay has to work in the main source of tumor samples that are available, and eTag system does that.

It has to have the ability to identify simple marker proteins, and it does do that. It has to be able to look at protein complexes, such as dimer, homo and hetero-dimer formation, which indicate signaling pathways. It does do that. Can it be scaled in commercial labs? Yes.

Once the assay reagents are prepared and the assay is designed, it can fairly readily be transferred to labs, or 10,000 CE instruments installed around the country, and it would be fairly easy to transfer that. Is it quantitative? Yes. So you don’t need to do subjective interpretations, like a number of protein-based assays need to be done. And can it measure functional pathways? We believe that it can.

So the eTag system has all those potential advantages, and actually that’s why as ViroLogic, when we looked at the possibility of merging with ACLARA and examined the technology felt that this was the best thing out there for the purpose of selecting patients for cancer therapies. And if you contrast it to other methods that are out there - and the field will be very active over the next few years, with gene arrays, gene amplification, proteomic, everything - people will be trying to do this.

We think we have a built-in advantage, and of course we’re going to need to work very diligently to show that the technology does what we think it can do. So that’s all in the future. We do have some - a fair amount of work now going on in clinical data - that is, taking the assay output and correlating it to outcome in patients. The way this is normally done is that the retrospective studies initially, where patient samples come to ACLARA. They’re analyzed, but without knowing the outcome, the responses of the patients, and then the data is unblinded. And we’ll take a look at how well the assay did in predicting responses.

So this is a short, 13-patient study, done with the DAKO test, which I mentioned earlier in the Genentech example, Herceptin example. But, at any rate, eTags correctly predicted, and this was without knowing the results, all the non-responders in the study, four out of four. And all the responders, nine out of nine, and it was classifying from stable disease to complete response, did eight of nine of those correctly.

So this is a very encouraging initial result, and there’s now a much larger study underway with the same investigator, looking at over 100 patients.

I’m not going to spend any time on this slide, except this indicates some of the biology that we’re going to be dealing with in cancer. And the line at the top is the surface of the cell, and then everything below it are the various signaling pathways. So cancer biology is very complicated. We understand that. The numbers in black are all the compounds being developed to interdict at various parts in the pathway. And eTag has the potential to look at a lot of these proteins and help select the best patients for their drugs.

So the market opportunity for, say, something like a panel of EGF receptor pathways, with a million solid tumors a year, is significant, in the $0.5 billion range, and there can be additional panels developed for the other receptors. For example, the VEGF receptor, where Avastin has already been approved, and a number of other anti-VEGF compounds are being developed.

And there are additional opportunities like the model with ViroLogic working with drug companies to help them on their individual drugs and ultimately getting approval for individual assays to go with new drugs as they come through the pipeline. Again, the first product is likely to be an EGF receptor pathway family of products, looking at those four drugs. Those assays are in drug development and we’re, as I say, working on clinical outcome data. And we’re likely to launch this first as a CLIA-approved test, which we can do in South San Francisco, and then evaluate how to develop it for broader distribution as time goes on, and the other panels are available.

Viral disease, oncology and other diseases yielded the same model, patient, therapy, guidance and pharma-collaborations.

Just quickly on the merger, we’ll have about $75 million in cash after the merger and integration costs. The combined companies have a rate of about $40 million together in revenue. The HIV business is running close to breakeven, and the cancer adds a very significant revenue opportunity. HIV, there are about 40,000 new patients a year in the United States. In cancer, there are - solid tumors is over 1 million. So, significantly larger opportunity.

We’ll have a lot of merger-related synergies that have already been developed, such as G&A and so forth. Everything will be consolidated in South San Francisco, and those additional resources deployed for product development. A few of our partners for both ViroLogic and ACLARA, and many of them are in both cancer and HIV - in fact, the majority of this list is. So we’ve already gotten very good feedback on the merger from many of our partners.

Management, lots of good experience at places like Genentech and Pharma, and Alf Merriweather, Mike Dunn and Sharat Singh, all of ACLARA, will join and strengthen an already good management group at ViroLogic as soon as the deal is finished.

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FINAL TRANSCRIPT

VLGC - ViroLogic, Inc. at Merriman Curhan Ford & Co. Investor Summit 2004…Grow With Us

Here are the terms of the deal. There’s 1.7 shares of ViroLogic exchange for every share of ACLARA, plus 1.7 contingent value rights, which are going to be worth either zero or 50 cents or somewhere in between, depending on the price of ViroLogic stock a year after close, and that’s the way that works. Hope to close in the fourth quarter, about 115 million shares, post-closure.

And just totally in summary, look, we’re already the leader in infectious disease. We have the commercial experience and infrastructure, the pharma relationships, growing revenues. In ACLARA, we have a great technology that needs to be developed, financial strength and moving into an area with much expanded market opportunity in oncology. And this is the time for these technologies in oncology. I absolutely believe it. And you can see it every day when you pick up the paper.

And I’ll just quickly flash this - some milestones. These will be fleshed out more during the period of the merger, and then post the merger, we’ll be out talking about much more specific timing about what we’re going to be doing for product development, when you can expect to see them, when the science will be presented, because it’ll be important in both areas.

And we’ve done, I think, a lot here to create a leader in personalized medicine going forward. We’re all very excited about consummating the merger and kind of getting on with it.

So, thanks so much.

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